Filed Pursuant to Rule 433 Registration No. 333-165133 August 7, 2012

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated August 7, 2012)
Issuer:	Georgia Power Company
Security:	Series 2012C 0.75% Senior Notes due August 10, 2015
Expected Ratings:*	A3/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$400,000,000
Initial Public Offering Price:	99.935%
Maturity Date:	August 10, 2015
Treasury Benchmark:	0.25% due July 15, 2015
US Treasury Yield:	0.352%
Spread to Treasury:	+42 basis points
Re-offer Yield:	0.772%
Coupon:	0.75%
Make-Whole Call:	T+10 basis points
Interest Payment Dates:	February 10 and August 10 of each year, beginning February 10, 2013
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP/ISIN:	373334JY8 / US373334JY82
Trade Date:	August 7, 2012
Expected Settlement Date:	August 10, 2012 (T+3)
Joint Book-Running Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	Credit Agricole Securities (USA) Inc. Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0791, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.